                                                PURSUANT TO RULE NO. 424(b)(3)
                                                REGISTRATION NO. 333-21217


                                _______________

                          PROXY STATEMENT SUPPLEMENT
                     (TO PROXY STATEMENT SUPPLEMENT OF THE
                   COMMITTEE TO RESTORE VALUE AT SALLIE MAE
                             DATED JULY 10, 1997)
                                ______________

                        RELATING TO THE COMMON STOCK OF

                            SLM HOLDING CORPORATION
                            (THE "HOLDING COMPANY")

     The following legend is required by the Privatization Act in connection with the offering of securities by the Holding Company, including the Holding Company Common Stock:

OBLIGATIONS OF THE HOLDING COMPANY AND ANY SUBSIDIARY OF THE HOLDING COMPANY ARE NOT GUARANTEED BY THE FULL FAITH AND CREDIT OF THE UNITED STATES AND NEITHER THE HOLDING COMPANY NOR ANY SUBSIDIARY OF THE HOLDING COMPANY IS A GOVERNMENT-SPONSORED ENTERPRISE (OTHER THAN SALLIE MAE) OR AN INSTRUMENTALITY OF THE UNITED STATES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                _______________

THE DATE OF THIS PROXY STATEMENT/PROSPECTUS SUPPLEMENT IS JULY 22, 1997

                               TABLE OF CONTENTS

                                                                      Page
Letter to Shareholders ............................................       1

                 THE COMMITTEE TO RESTORE VALUE AT SALLIE MAE

                        1317 F STREET, N.W., SUITE 202
                            WASHINGTON, D.C. 20004
                                (202) 879-2060

                                                                  July 21, 1997

Dear Fellow Sallie Mae Shareholder:

  From 1973, when Sallie Mae was formed, until 1990, I served as President and Chief Executive Officer. I was present at Sallie Mae's inception, took the Company public in 1983 and guided it through successful reauthorizations of the Higher Education Act on Capitol Hill. As someone who has invested seventeen years of his career at the Company, and as one of its shareholders, I care a great deal about the future of Sallie Mae.

  During those years, we built Sallie Mae into a dynamic and innovative company. With Sallie Mae's leadership, the student loan marketplace was created, to the benefit of students, higher education institutions and Sallie Mae shareholders. I then watched with dismay as the Company began to flounder under its current management. In 1994, the Company had its first ever decline in core earnings. The Company's political fortunes soured, and Congress adopted a tax that applies only to the Company. By March 1995, the Company's stock price had fallen to $31, and management seemed unwilling or unable to undertake the initiatives necessary to get the Company back on track.

  In 1995, shareholders elected eight members of The Committee to Restore Value at Sallie Mae (the CRV) to the Company's Board of Directors. They brought to the Sallie Mae Board traits it sorely needed--the vision to take advantage of the tremendous opportunities that exist in the student loan business and a commitment to pursue those opportunities. NOW, THE CRV HAS NOMINATED A 15-MEMBER SLATE FOR ELECTION TO THE BOARD OF DIRECTORS AT SALLIE MAE'S JULY 31 SPECIAL MEETING OF SHAREHOLDERS.

  When the CRV asked me to be one of their nominees and to serve as Chairman of the Board if the CRV Slate is elected, I gladly accepted. For me, the choice was crystallized by three essential facts:

 THE CRV SLATE POSSESSES THE LEADERSHIP, VISION AND COMMITMENT THAT SALLIE MAE
                                    NEEDS.

  The 15-member CRV Slate knows and understands the Company, the higher-education community, the educational credit system and the political environment in which the Company operates. Unlike the "Majority Director Slate," many of us have been active in national and state politics, working closely with key decision-makers on higher education matters. The CRV Slate has a strong incentive to be successful: we collectively own over 134,000 shares of Sallie Mae stock, whereas the "Majority Director Slate" collectively owns only 6,321 shares.

  Unlike the "Majority Director Slate," the CRV Slate includes members with executive management experience at Sallie Mae. In addition to my service, Albert Lord and Ronald Hunt previously were Sallie Mae's Chief Operating Officer and Executive Vice President/General Counsel, respectively. At my request, Mr. Lord has agreed to serve as the Company's CEO if the CRV Slate is elected, so that we can begin immediately to address the critical issues facing the Company after privatization and to stabilize the operations of the Company.

  As you know, Sallie Mae's current CEO has announced that he will step down following the Special Meeting. The "Majority Director Slate" has not named a candidate to succeed him and instead announced that, if elected, it will need to form a search committee to find new senior management for the Company. We believe this would be a highly disruptive situation. In contrast, the CRV already has assembled an extremely capable management team and can move quickly to fill the leadership vacuum that exists at the Company. We know well and look forward to working with Sallie Mae's treasurer and controller, each of whom publicly endorsed the CRV's management team, and with the Company's strong middle management.

  THE CRV'S BUSINESS PLAN IS A FORWARD-LOOKING RESPONSE TO A RAPIDLY CHANGING
                                 MARKETPLACE.

  The student loan business is changing. Privatization provides Sallie Mae the opportunity to innovate and thrive in this increasingly competitive environment, and the CRV's business plan puts the Company back on track to be a leader in the student loan marketplace. Put simply, our plan is this: to lower the Company's cost of loan acquisition and expand market share by leveraging the Company's strengths and pursuing opportunities afforded by privatization. Current management and the "Majority Director Slate" say that any change in the way the Company operates is extremely risky. I disagree. I believe that innovation is essential to respond to competition in the market. By renewing the Company's commitment to and focus on the student loan business, we plan to cut the Company's loan acquisition costs in half by the year 2000, reduce overhead costs, increase the pace of securitizations, return excess capital to shareholders and avoid expensive and distracting new non-core business ventures.

   THE BUSINESS PLAN OF CURRENT MANAGEMENT AND THE "MAJORITY DIRECTOR SLATE"
     IGNORES THE REALITIES OF THE STUDENT LOAN BUSINESS AND SQUANDERS THE
                        OPPORTUNITIES OF PRIVATIZATION.

  The "Majority Director Slate," which includes four banking executives, says that the Company should remain dependent on purchasing loans from banks, instead of developing new loan acquisition channels. I believe that the business proposals of the "Majority Director Slate" are unrealistic. The earnings projections of the "Majority Director Slate" are dependent on significantly reducing costs, but the "Majority Director Slate" says that it will not change current management's policies. What they do not tell you is that under management's policies the Company's loan acquisition costs have grown at a rate of 23% per year over the past five years! The "Majority Director Slate" plans to spend shareholder money to pursue new business ventures outside the student loan market, even though management's past business ventures resulted in Sallie Mae losing tens of millions of dollars. Under current management's policies, the Company is running hard just to stay in place. Earnings per share growth over the past several years has been achieved largely through a reduction in the number of outstanding shares, thanks to share repurchases that were prompted by the CRV, and not as a result of management's business strategies. Given these facts, I question how the "Majority Director Slate" believes it can maintain the Company's market share and cut costs by conducting business as usual.

  Please join me in voting FOR the CRV Slate on the enclosed GREEN proxy card. VOTE FOR LEADERSHIP, VISION AND A COMMITMENT TO THE STUDENT LOAN BUSINESS. Thank you for your support.

                                          Sincerely,

                                          /s/ Edward A. Fox

                                          Edward A. Fox
                                          The Committee to Restore Value to
                                          Sallie Mae

                                 THE CRV SLATE

 Edward A. Fox......................... President and CEO of Sallie Mae from its inception in 1973 until 1990;
                                        Dean, Amos Tuck School of Business,
                                        Dartmouth College, 1990-1994.
 Albert L. Lord*....................... Former Chief Operating Officer and CFO
                                        of Sallie Mae.
 Ronald F. Hunt*....................... Former EVP and General Counsel of
                                        Sallie Mae.
 A. Alexander Porter*.................. President and General Partner of
                                        Porter, Felleman Inc., an Investment
                                        Management Company; Trustee of
                                        Davidson College.
 James E. Brandon*..................... Private Investor; Previously a
                                        Presidential Appointee to Sallie Mae's
                                        Board.
 Charles L. Daley*..................... Director and EVP, TEB Associates, a
                                        Real Estate Finance Company.
 Thomas J. Fitzpatrick................. President and CEO, Equity One, Inc.;
                                        Former Vice Chairman, Commercial
                                        Credit Co.
 Diane S. Gilleland*................... Senior Fellow, American Council on
                                        Education; Former Director, Arkansas
                                        Department of Higher Education;
                                        Currently a Presidential Appointee to
                                        Sallie Mae's Board
 Ann Torre Grant....................... CFO, NHP Incorporated; Former
                                        Treasurer, USAir.
 Benjamin J. Lambert, III*............. Senator of the State of Virginia.
 Marie V. McDemmond.................... President, Norfolk State University.
 Barry A. Munitz....................... Chancellor and Chief Executive
                                        Officer, The California State
                                        University System; CEO-designate of J.
                                        Paul Getty Trust
 Wolfgang Schoellkopf.................. Former Vice Chairman and CFO of First
                                        Fidelity Bancorporation; Former EVP of
                                        Chase Manhattan Bank.
 Steven L. Shapiro*.................... Chairman, Alloy, Silverstein, Shapiro,
                                        Adams, Mulford & Co.
 Randolph H. Waterfield, Jr.*.......... Consultant; Former Managing Partner,
                                        Ernst & Young, Washington, D.C.

--------
* Denotes current Sallie Mae director

  If your shares are held in the name of a brokerage firm, bank, nominee or other institution, only it can vote your shares and only upon your specific instruction. Accordingly, please contact the persons responsible for your account and instruct them to execute the GREEN proxy card.

            -------------------------------------------------------

  WE URGE YOU TO VOTE FOR THE REORGANIZATION PROPOSAL AND FOR THE CRV SLATE.

  PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY CARD USING THE
                              ENCLOSED ENVELOPE.

    THE FAILURE TO DO SO MAY BE THE EQUIVALENT OF A VOTE AGAINST MAXIMIZING
                        SHAREHOLDER VALUE AND CONTROL.

  THE CRV ENCOURAGES YOU NOT TO VOTE ON THE BLUE CARD MAILED ON BEHALF OF THE "MAJORITY DIRECTOR SLATE." VOTING ON THE BLUE CARD MAY CANCEL YOUR VOTE FOR
                                THE CRV SLATE.

ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE SPECIAL MEETING.

            -------------------------------------------------------

                            YOUR PROXY IS IMPORTANT

  1. If your shares of Sallie Mae Common Stock are held in your own name, please mark, sign, date and return the enclosed GREEN proxy card in the postage-paid envelope provided.

  2. If your shares of Sallie Mae Common Stock are held in the name of a brokerage firm, bank, nominee or other institution, only it can execute a proxy with respect to your shares of Sallie Mae Common Stock and only upon receipt of your specific instructions. Accordingly, you should promptly contact the person responsible for your account and give instructions for a GREEN proxy card to be completed representing the shares of Sallie Mae Common Stock beneficially owned by you. You are urged to ensure that the record holder of your shares of Sallie Mae Common Stock marks, signs, dates and returns the enclosed GREEN proxy card as soon as possible.

  3. You are further urged to confirm in writing any instructions given to your broker or bank and provide a copy of those instructions to the CRV in care of MacKenzie Partners, Inc. so that the CRV may also attempt to ensure that such instructions are followed.

  If you have any questions or require any assistance in executing your proxy, please call:

                [LOGO OF MACKENZIE PARTNERS, INC. APPEARS HERE]

                               156 FIFTH AVENUE
                           NEW YORK, NEW YORK 10010
                        (212) 929-5500 (CALL COLLECT)
                                      OR
                         CALL TOLL-FREE (800) 322-2885